UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Broughton, George W.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   09/10/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
   .
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  09/10/02    P        300           A  $28.780      122,524        D  Direct
Common Stock                                                                                     6,846          I  As Custodian
Common Stock                                                                                     28,482         I  As Trustee
Common Stock                                                                                     532            I  by Corporation
Common Stock                                                                                     15,556         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                          07/01/02 (1)   A     V   11                                (2)
Non-Qualified Stock Option     $8.471                                                                                  04/04/05
(right to buy)
Non-Qualified Stock Option     $13.892                                                                                 04/10/07
(right to buy)
Non-Qualified Stock Option     $14.157                                                                                 04/13/10
(right to buy)
Non-Qualified Stock Option     $16.221                                                                                 04/15/09
(right to buy)
Non-Qualified Stock Option     $22.367                                                                    04/08/98     04/09/08
(right to buy)
Non-Qualified Stock Option     $25.760                                                                                 04/11/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation          07/01/02  Common Stock                   11            (3)         1,077         D   Direct
                               (1)
Non-Qualified Stock Option               Common Stock                   799                       799           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,917                     4,917         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,648                     1,648         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,195                     1,195         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,647                     1,647         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,100                     1,100         D   Direct
(right to buy)

Explanation of Responses:

(1)
Allocated to Insider's account pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compensation Plan For Direc
tors of Peoples Bancorp Inc. and Subsidiaries.
(2)
Shares are payable subsequent to termination of service pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Co mpensation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.
(3)
Price is determined pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compensation Plan For Directors of Peo
ples Bancorp Inc. and Subsidiaries.
-
All amounts and prices adjusted for 10% stock dividend issued to shareholders of record as of June 13, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Broughton, George W.
DATE 09/12/02